Exhibit 2

[GNL LISTED NYSE LOGO]



                                                     Contact: Arthur C. Wiener
                                                                  (212) 465-3000



               GALEY & LORD ANNOUNCES NEW CHIEF ACCOUNTING OFFICER



GREENSBORO, NC, JANUARY 8, 2001/PRNewswire - Galey & Lord, Inc. (NYSE: GNL) today announced that Leonard F. Ferro has been appointed Chief Accounting Officer of Galey & Lord, Inc. He will be responsible for all domestic and foreign financial activities for the company.

Mr. Ferro will report to Arthur C. Wiener, Chairman of the Board and Chief Executive Officer.

Mr. Ferro joined Galey & Lord in September 1998 as Corporate Controller and currently serves as Vice-President and Corporate Controller for Galey & Lord, Inc. Mr. Wiener said, "Mr. Ferro has served as Corporate Controller for the past two years. He is intimately familiar with all of our procedures, systems and businesses. We are fortunate that he can immediately assume these new duties and responsibilities."

A graduate of Stockton College, Mr. Ferro was previously employed as Corporate Controller for Collins & Aikman and in a variety of assignments with the accounting firm of Ernst & Young. Mr. Ferro resides in Summerfield, N.C., with his wife and two sons. He is a member of the North Carolina Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Galey & Lord is a leading global manufacturer of textiles for sportswear, including cotton casuals, denim and corduroy, as well as a major international manufacturer of workwear fabrics. In order to offer sportswear customers a complete package of fabrics and garments from one source, the Company provides garment manufacturing from its owned and operated garment facilities. The Company also is a manufacturer of dyed and printed fabrics for use in home fashions.